EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

June 2021

Item 3	News Releases

News releases dated June 2 and June 7, 2021.

Item 4	Summary of Material Change

On June 7, 2021, the Company closed its marketed public offering pursuant to which the Company issued 6,525,000 units (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds of $2,610,000 (the “Offering”). The Offering was led by Research Capital Corporation as sole agent and sole bookrunner (the “Agent”).

Each Unit consists of one common share (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 expiring on May 28, 2024.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The Company has granted to the Agent an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

On June 2, 2021, the Company appointed Mr. Henri Sant-Cassia, co-founder of The Conscious Fund, to its Board of Directors.  On this date, the Company also announced the resignation of Mr. Sergei Stetsenko from its Board of Directors.

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Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

June 7, 2021

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SCHEDULE “A”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BETTERLIFE CLOSES $2.61 MILLION MARKETED PUBLIC OFFERING

VANCOUVER, British Columbia – June 7, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU ), is pleased to announce the closing of its marketed public offering pursuant to which the Company issued 6,525,000 units of the Company (the “Units”) at a price of $0.40 per Unit for aggregate gross proceeds to the Company of $2,610,000 (the “Offering”). The Offering was led by Research Capital Corporation as sole agent and sole bookrunner (the “Agent”).

Each Unit consists of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 expiring on May 28, 2024.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The Company has granted to the Agent an option (the “Over-Allotment Option”) to increase the size of the Offering by up to an additional number of Units, and/or the components thereof, that in aggregate would be equal to 15% of the total number of Units issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time and from time to time up to 30 days following the closing of the Offering.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

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Contact

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Appoints Henri Sant-Cassia of The

Conscious Fund to its Board of Directors

VANCOUVER, British Columbia, June 2, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce that it has appointed Mr. Henri Sant-Cassia, co-founder of The Conscious Fund, to its Board of Directors.

Mr. Sant-Cassia has 10 years of experience working in the plant medicine field and has been a serial entrepreneur since his early twenties. Since 2018, he has been a founding partner at The Conscious Fund, the most active venture fund in the psychedelic medicine space. His expertise includes psychedelic compounds, operating models, venture funding, growth and exit planning, as well as managing media and investor relations campaigns. His work has created over $200 million in company valuations within the psychedelic world, and he previously worked in the manufacturing, retail and research of cannabinoid-based products. He holds a degree in law from University College London. Mr. Sant-Cassia also serves on the boards of Magic Med and Microdose, a media company.

"I am delighted to be working with Ahmad, who is one of the new breeds of CEOs from the bioscience space, and Patrick, one of the longest serving members of the psychedelic medicine community. We believe that BetterLife has enormous untapped potential, both within second generation psychedelic therapies and in the wider medical field", commented Mr. Sant-Cassia.

“We are extremely pleased to welcome Henri Sant-Cassia to our Board of Directors. He brings a wealth of experience in the psychedelic space, which will be very valuable as we execute our plans to develop non-hallucinogenic compounds to treat depression and other mental health disorders. We look forward to working with The Conscious Fund team and their extensive network within the psychedelic community”, commented Ahmad Doroudian, CEO of BetterLife.

BetterLife also announces the resignation of Mr. Sergei Stetsenko from its Board of Directors. The Company thanks Mr. Stetsenko for his contributions to BetterLife.

About The Conscious Fund

The Conscious Fund is the most active early stage venture fund in the psychedelic medicine space. It invests into drug discovery, clinics, addiction programs, retreats, AI, telemedicine, media and training. Its global, platform-based approach helps to transform outcomes for patients with mental health, addiction and chronic pain issues.

The USD$60 million fund has backed 14 of the leading companies in the sector, spanning drug discovery, clinics, addiction, AI, and media, and has incubated 13 projects, including The Psychedelic Medicine Association, the first psychedelic medicine SPAC, and Microdose, a profitable media company.

For further information, please visit www.theconscious.fund.

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About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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